                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549

                                     SCHEDULE 13d
                                    (RULE 13D-101)

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                  (AMENDMENT NO. 3)




                             Nextel Communications, Inc.
                        --------------------------------------
                                   (Name of Issuer)



                                 Class A Common Stock
                        --------------------------------------
                            (Title of Class of Securities)



                                      65332V 103
                             ----------------------------
                                    (CUSIP Number)








                       C. James Judson, Digital Radio, L.L.C.,
                    ----------------------------------------------
                       2300 Carillon Point, Kirkland, WA  98033
                    ----------------------------------------------
               (Name, Address and Telephone Number of Person Authorized
                        to Receive Notices and Communications)



                                  October 10, 1997
               --------------------------------------------------------
               (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /


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CUSIP No.                             13D                 Page  2
          ---------                                            ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
     CRAIG O. MCCAW

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     BK

-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     UNITED STATES

-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                  78,308,786
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                  -0-
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                  78,308,786
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                  -0-
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     78,308,786

-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     27.4%

-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN

-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.                             13D                 Page  3
          ---------                                            ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
     DIGITAL RADIO, L.L.C.

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     BK

-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     STATE OF WASHINGTON

-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                  52,908,786
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                  -0-
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                  52,908,786
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                  -0-
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     52,908,786

-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     20.3%

-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     00

-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.                             13D                 Page  4
          ---------                                            ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
     EAGLE RIVER INVESTMENTS, L.L.C.

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     BK

-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     STATE OF WASHINGTON

-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                  52,908,786
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                  -0-
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                  52,908,786
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                  -0-
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     52,908,786

-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     20.3%

-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     00

-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.                             13D                 Page  5
          ---------                                            ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
     OPTION ACQUISITION, L.L.C.

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     BK

-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     STATE OF WASHINGTON

-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                  25,000,000
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                  -0-
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                  25,000,000
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                  -0-
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     25,000,000

-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     9.4%

-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     00

-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER

    This amended statement relates to the Class A Common Stock, par value $.001 per share ("Nextel Common Stock"), of Nextel Communications, Inc., a Delaware corporation ("Nextel"). The principal executive offices of Nextel are located at 1505 Farm Credit Drive, Suite 100, McLean, Virginia 22102.

    Capitalized terms which are not defined in this amended statement have the meanings defined in the original statement filed on August 7, 1995.

ITEM 2.  IDENTITY AND BACKGROUND

    (a),(b),(c)    The persons filing this statement are:

     (1) Digital Radio, L.L.C., is a limited liability company formed under the laws of the State of Washington ("Digital"). Digital is the direct owner of a portion of the securities of Nextel which are the subject of this statement.
The principal business of Digital is to invest in stock, options, securities, notes, debentures, bonds of, and other business opportunities associated with, Nextel. Eagle River Investments, L.L.C. has the exclusive management and control of Digital under the terms of its Limited Liability Company Agreement. The address for Digital's principal business and principal office is 2300 Carillon Point, Kirkland, Washington 98033.

     (2) Option Acquisition, L.L.C., is a limited liability company formed under the laws of the State of Washington ("Option Acquisition"). Option Acquisition is the direct holder of certain options to acquire the securities which are the subject of this statement and was formed for the sole purpose of holding those options. COM Management, Inc. has the exclusive management and control of Option Acquisition under the terms of its Limited Liability Company Agreement. The address for Option Acquisition's principal business and principal office is 2300 Carillon Point, Kirkland, Washington, 98033.

     (3) Eagle River Investments, L.L.C., is a limited liability company formed under the laws of the State of Washington("Eagle River"). The principal business of Eagle River is to build equity value for each of its members by acquiring, investing, holding, dealing and disposing of securities, venture opportunities or other investments. The address of Eagle River's principal business and principal office is 2300 Carillon Point, Kirkland, Washington 98033.

     (4) Craig O. McCaw, an individual ("Mr. McCaw"), is the controlling stockholder and director of Eagle River, Inc., and, as a result, has voting and management control of Eagle River Investments, L.L.C., which in turn has voting and management control of Digital. He is also the controlling stockholder and director of COM Management, Inc. and, as a result, also has voting and management control of Option Acquisition. Mr. McCaw's present principal occupation is serving as Chairman of Digital and of Eagle River.
In addition, Mr. McCaw serves as Chairman of Eagle River, Inc., which also provides management and consulting services to Nextel's senior management and Board of Directors. Mr. McCaw's business address is 2300 Carillon Point, Kirkland, Washington 98033.

    The executive officers of Digital, Option Acquisition and Eagle River are as follows: Craig O. McCaw, Chairman; Dennis Weibling, President/Treasurer; William A. Hoglund, Vice President and Chief Financial Officer; and C. James Judson, Vice President, Secretary and General Counsel. Each of Mr. Weibling, Mr. Hoglund and Mr. Judson serves in the foregoing capacities as his present principal occupation. The business address of each of Mr. McCaw, Mr. Weibling, Mr. Hoglund and Mr. Judson is 2300 Carillon Point, Kirkland, Washington 98033.

    (d),(e) During the past five years, none of Digital, Option Acquisition, Eagle River, Mr. McCaw or the other above-named executive officers of Digital and Eagle River has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. McCaw, Mr. Weibling, Mr. Hoglund and Mr. Judson are all citizens of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION

    N/A

ITEM 4.  PURPOSE OF TRANSACTION

    The securities reflected in the reduced number of shares reported by this amended statement were disposed of pursuant to a marital settlement agreement between Craig O. McCaw and Wendy P. McCaw relating to the Nextel Common Stock and certain options to acquire Nextel Common Stock (the "Nextel Securities Agreement").

ITEM 5.  INTEREST IN SECURITIES OF ISSUER

     (a) The aggregate number of shares of Nextel Common Stock beneficially owned by each reporting person covered by this amended statement is as follows:

     Name                              Number of Shares(1)          Percentage
     ----                              ----------------             ----------

     Digital Radio, L.L.C.             52,908,786(2)                    20.3%
     Eagle River Investments, L.L.C.   52,908,786(3)                    20.3%
     Option Acquisition, L.L.C.        25,000,000(4)                     9.4%
     Craig O. McCaw                    78,308,786(5)                    27.4%

     -------------

    (1) Based on 240,443,604 shares of Nextel Common Stock shares outstanding on September 30, 1997.

    (2) Includes (i) 13,336,187 shares of Nextel Common Stock owned by Digital, (ii) 24,489,795 shares of Nextel Common Stock upon the complete conversion of 8,163,265 shares of Class A Preferred Stock,
         (iii) 82 shares of Nextel Common Stock upon the complete conversion of 82 shares of Class B Preferred Stock, and (iv) 15,082,722 shares of Nextel Common Stock upon complete exercise of the remaining Nextel Options.

    (3) Includes (i) 13,336,187 shares of Nextel Common Stock owned by Digital, (ii) 24,489,795 shares of Nextel Common Stock upon the complete conversion of 8,163,265 shares of Class A Preferred Stock owned by Digital, (iii) 82 shares of Nextel Common Stock upon the complete conversion of 82 shares of Class B Preferred Stock owned by Digital, and (iv) 15,082,722 shares of Nextel Common Stock upon complete exercise of the remaining Nextel Options owned by Digital.

    (4) Includes 25,000,000 shares of Nextel Common Stock upon complete exercise of the New Options owned by Option Acquisition.

    (5) Includes (a)(i) 13,336,187 shares of Nextel Common Stock owned by Digital, (ii) 24,489,795 shares of Nextel Common Stock upon the complete conversion of 8,163,265 shares of Class A Preferred Stock owned by Digital, (iii) 82 shares of Nextel Common Stock upon the complete conversion of 82 shares of Class B Preferred Stock owned by Digital, (iv) 15,082,722 shares of Nextel Common Stock upon complete exercise of the remaining Nextel Options owned by Digital, (v) 25,000,000 shares of Nextel Common Stock upon complete exercise of the New Options owned by Option Acquisition; and (vi) 400,000 shares of Nextel Common Stock upon complete exercise of options held by Eagle River, Inc. which became exercisable on April 4, 1997.

     (b) Pursuant to the terms of the Limited Liability Company Agreements of both Digital and Option Acquisition, the exclusive management and control, and all decisions regarding the management and affairs, of both Digital and Option Acquisition (including in each case investment decisions) are vested with Eagle River and COM Management, Inc., respectively. Mr. McCaw is the primary member of, and holder of the majority interest in, Eagle River and is the primary stockholder and director of COM Management, Inc. As a result, he has the voting and management control (including with respect to investment decisions) of Digital and Option Acquisition.

     (c)  None.

     (d)  None.

     (e)  N/A.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER

    On October 10, 1997, Craig O. McCaw and Wendy P. McCaw entered into the Nextel Securities Agreement pursuant to which the reporting persons disposed of the securities which are refelcted in the reduced number of shares reported in this amended statement.

    The pledges of Nextel Common Stock pursuant to the Amended Credit Agreement previously reported remain in effect as of the date of this amended statement. Under the Nextel Securities Agreement, Wendy P. McCaw has the right to enter into certain financing arrangements and cause the securities beneficially owned by her to be distributed to her or sold for her benefit. Pursuant to an understanding between Craig O. McCaw and Wendy P. McCaw, Wendy
P. McCaw has sole voting power with respect to the Nextel Common Stock beneficially owned by her.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 1  Nextel Securities Agreement

                                      SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             DIGITAL RADIO,  L.L.C.


Dated: October 20, 1997         /s/ C. James Judson
                             -------------------------------------------------
                             C. James Judson
                             Vice President, General Counsel and Secretary

                             Authorized Representative for
                             Eagle River Investments, L.L.C.

                             Authorized Representative for
                             Option Acquisition, L.L.C.

                             Authorized Representative for
                             Craig O. McCaw